AQUA POWER SYSTEMS, INC.

2180 Park Ave North, Unit 200

Winter Park, Florida 32789

May 6, 2024

VIA EDGAR

Claudia Rios

Staff Attorney

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aqua Power Systems, Inc. Request for Withdrawal of Prior Filed Request for Withdrawal Pursuant to Rule 477 Filed May 3, 2024 Commission File No. 024-12317

Dear Ms. Rios:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Aqua Power Systems, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of the withdrawal request filed by the Company on May 3, 2024, on Form RW (Accession No. 0001683168-24-002943) in respect of the captioned offering statement.

The filing of the Form RW was made in error. The filing of the document was made under the incorrect submission form type and will be re-filed on Form 1-A-W.

The Offering Statement has not been declared qualified and no securities covered by the Offering Statement have been sold.

Please do not hesitate to contact the undersigned or Eric Newlan of Newlan Law Firm, PLLC, counsel to the Registrant, at (940) 367-6154, with any questions relating to this matter.

Thank you for your assistance in this matter.

Sincerely,

/s/ Robert Morris
Robert Morris President